

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2015

William E. Ladin, Jr.
Chief Executive Officer
Internet America, Inc.
6210 Rothway Street, Suite 100
Houston, Texas 77040

Re: Internet America, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 1, 2015
File No. 001-32273

Dear Mr. Ladin:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Trevor G. Pinkerton, Esq.
Norton Rose Fulbright US LLP